[Letterhead of Eversheds Sutherland (US) LLP]

October 6, 2022

VIA EDGAR

Matthew Cook

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	Application of Prospect Floating Rate and Alternative Income Fund, Inc. and Prospect Capital Management L.P.; File No. 812-15335

Dear Mr. Cook:

On May 13, 2022, Prospect Floating Rate and Alternative Income Fund, Inc. (f/k/a Prospect Sustainable Income Fund, Inc.) and Prospect Capital Management L.P. filed an application for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act (the “Application”).

The Applicants hereby respectfully request that the Application be withdrawn and that the SEC take no further action with respect thereto.

If you have any questions, please do not hesitate to call me at (202) 383-0472. Thank you for your attention to this matter.

Sincerely,

/s/ Cynthia B. Beyea
Cynthia B. Beyea

cc: Russell Wininger, Associate General Counsel, Prospect Capital Corporation